July 18, 2019

Craig Ellins
Chief Executive Officer
One World Pharma, Inc.
3471 West Oquendo Road, Suite 301
Las Vegas, NV 89118

       Re: One World Pharma, Inc.
           Current Report on Form 8-K
           Filed February 25, 2019
           File No. 333-200529

Dear Mr. Ellins:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Alison Newman, Esq.